Exhibit 99.1

The First Bancshares, Inc. Reports Results for First Quarter ended June 30, 2022;

Increases Quarterly Dividend 6%

HATTIESBURG, Miss., July 27, 2022 – The First Bancshares, Inc. (“FBMS” or “the Company”) (NASDAQ: FBMS), holding company for The First Bank, (www.thefirstbank.com) reported today net income available to common shareholders for the quarter ended June 30, 2022.

Highlights for the Quarter:

•	Today, the Company announced that it has entered into a definitive agreement to acquire Heritage Southeast Bancorporation, Inc., parent company of Heritage Southeast Bank (“Heritage Bank”) based in Jonesboro, Georgia. The proposed transaction will increase the Company’s presence in Southern Georgia as well as provide entry into the fast growing markets of Atlanta and Savannah, Georgia and Jacksonville, Florida. Heritage Bank will add approximately $1.7 billion of assets and twenty three locations.

•	The Company and Beach Bancorp, Inc., parent company of Beach Bank have received all approvals necessary for closing of the previously announced merger of Beach Bancorp, Inc. with and into the Company, which is scheduled for July 31, 2022 with systems conversion planned for the fourth quarter of 2022.

•	Total loans, excluding Paycheck Protection Program (“PPP”) loans increased 5.7% for the quarter representing net growth of $167.8 million, or 22.7% on an annualized basis, as compared to the quarter ended March 31, 2022.

•	Net income available to common shareholders totaled $15.8 million for the quarter ended June 30, 2022, representing a decrease of $1.1 million, or 6.4%, compared to $16.8 million for the quarter ended March 31, 2022. The decrease was the result of several one-time items as detailed in the tables located in the appendix of this release.

•	Net earnings available to common shareholders, operating (non-GAAP) totaled $16.5 million for the quarter ended June 30, 2022, representing an increase of $1.5 million, or 10.1%, compared to $15.0 million for the quarter ended March 31, 2022.

•	Net interest income, excluding PPP fee income increased $3.9 million, or 10.4%, when comparing quarter end June 30, 2022 to quarter end March 31, 2022.

•	Cost of all deposits averaged 14 basis points for the second quarter of 2022 compared to 17 basis points for the first quarter of 2022, representing a decrease of 3 basis points.

•	During the quarter, the Company received a $0.2 million Bank Enterprise Award from the U. S. Treasury.

M. Ray “Hoppy” Cole, President and Chief Executive Officer, commented, “We are excited about the announcement today of our pending merger with Heritage Southeast Bank, the receipt of all necessary approvals for closing our merger with Beach Bank as well as posting strong result for the 2nd quarter.

The combination with Heritage Southeast Bank and Beach Bank we believe will be transformative to our Company’s franchise and will create significant value for our shareholders. Heritage Bank has an exceptional team of community bankers who are respected financial partners for their clients focused on providing exemplary service and investing in the local communities they serve. In addition to providing entry into some of the most dynamic markets in the southeast, this partnership will only enhance our CDFI status and provide additional resources to further our mission to serve underserved markets. We welcome the Heritage Bank team and their clients and look forward to continuing to grow and create value for our stakeholders.”

Quarterly Earnings

Net income available to common shareholders totaled $15.8 million for the quarter ended June 30, 2022, a decrease of $1.1 million, or 6.4%, compared to $16.8 million for the quarter ended March 31, 2022. Excluding one-time items detailed in the tables included with this press release, net earnings available to common shareholders, operating (non-GAAP) increased $1.5 million, or 10%, to $16.5 million for quarter ended June 30, 2022 as compared to $15.0 million for the quarter ended March 31, 2022. The Company also recognized $0.5 million less in PPP loan fee income during the second quarter 2022 as compared to the first quarter 2022.

The Company recorded a provision for loan losses of $0.6 million for the quarter ended June 30, 2022 and $0 for the quarter ended March 31, 2022.

Pre-tax, Pre-provision Operating Earnings

Pre-tax, pre-provision operating earnings (non-GAAP) increased $1.5 million to $20.8 million for the quarter ended June 30, 2022 as compared to $19.3 million for the quarter ended March 31, 2022. One-time items are detailed in the tables included with this press release.

Earnings Per Share

For the second quarter of 2022, fully diluted earnings per share were $0.76 compared to $0.81 for the first quarter of 2022 and $0.74 for the second quarter of 2021.

Fully diluted earnings per share, operating (non-GAAP) were $0.80 for the second quarter of 2022 compared to $0.72 for the first quarter of 2022 and $0.74 for the second quarter of 2021.

Fully diluted earnings per share in respect of the first and second quarters of 2022 were increased in part by the purchase by the Company of 600,000 shares of its common stock during the first quarter of 2022.

Balance Sheet

Consolidated assets decreased $158.7 million to $6.037 billion at June 30, 2022 from $6.196 billion at March 31, 2022. A decrease in deposits of $131.5 million during the second quarter 2022 along with a decrease of $42.5 million in accumulated other comprehensive income contributed to the decrease in consolidated assets.

PPP loans at June 30, 2022 were $6.3 million, a decrease of $13.1 million from March 31, 2022, due to loan forgiveness under the PPP program.

Total loans were $3.125 billion for the quarter ended June 30, 2022, as compared to $2.970 billion for the quarter ended March 31, 2022, and $3.037 billion for the quarter ended June 30, 2021, representing an increase of $154.7 million, or 5.2%, for the sequential quarter comparison, and an increase of $88.2 million, or 2.9%, for the prior year quarterly comparison. PPP loans totaled $6.3 million for the quarter ended June 30, 2022, $19.4 million for the quarter ended March 31, 2022, and $157.8 million for the quarter ended June 30, 2021.

Excluding the PPP loans, total loans increased $167.8 million, or 5.7% as compared to the quarter ended March 31, 2022, or 22.7% on an annualized basis.

Excluding the PPP loans, total loans increased $239.7 million, or 8.3% as compared to the quarter ended June 30, 2021.

Total deposits were $5.306 billion for the quarter ended June 30, 2022, as compared to $5.438 billion for the quarter ended March 31, 2022, and $4.674 billion for the quarter ended June 30, 2021, representing a decrease of $131.5 million, or 2.4%, for the sequential quarter comparison, and an increase of $632.3 million, or 13.5%, for the prior year quarterly comparison. The acquired Cadence branch deposit portfolio contributed $319.4 million to the $632.3 million increase for the prior year quarterly comparison.

Deposits decreased $131.5 million, or 2.4% as compared to the quarter ended March 31, 2022, of which $70.4 million was attributed to the seasonality of public fund deposits.

Tangible book value per share decreased to $18.32 at June 30, 2022 from $19.79 at March 31, 2022. This decreased was the result of the change in accumulated other comprehensive income of ($42.5 million) related to the effect of rising interest rates on our investment portfolio.

The Company implemented Deposit Reclassification at the beginning of 2020. This program reclassifies noninterest bearing deposits and NOW deposit balances to money market accounts. This program reduces our reserve balance required at the Federal Reserve Bank of Atlanta, which provides additional funds for liquidity and lending. At June 30, 2022, $835.4 million in noninterest deposit balances and $1.044 billion in NOW deposit accounts were reclassified as money market accounts.

Asset Quality

Nonperforming assets totaled $26.2 million at June 30, 2022, a decrease of $1.4 million compared to $27.6 million at March 31, 2022 and a decrease of $10.8 million compared to $37.0 million at June 30, 2021. Nonaccrual loans totaled $23.7 million, a decrease of $1.1 million as compared to March 31, 2022 and a decrease of $3.9 million as compared to June 30, 2021.

The ratio of the allowance for credit losses (ACL) to total loans was 1.04% at June 30, 2022, 1.06% at March 31, 2022 and 1.07% at June 30, 2021. The ratio of annualized net charge-offs (recoveries) to total loans was (0.04%) for the quarter ended June 30, 2022 compared to (0.12%) for the quarter ended March 31, 2022 and 0.03% for the quarter ended June 30, 2021.

Second Quarter 2022 vs First Quarter 2022 Earnings Comparison

Net income available to common shareholders for the second quarter of 2022 decreased $1.1 million to $15.8 million compared to $16.8 million for the first quarter of 2022.

Net interest income for the second quarter of 2022 was $42.1 million as compared to $38.6 million for the first quarter of 2022, an increase of $3.5 million which is primarily attributed to an increase in income from the investment securities of $2.6 million. FTE net interest income (non-GAAP) increased $3.6 million to $43.0 million from $39.5 million in sequential-quarter comparison. Second quarter 2022 FTE net interest margin (non-GAAP) of 3.09% included 5 basis points related to purchase accounting adjustments compared to 2.78% for the first quarter in 2022, which included 5 basis points related to purchase accounting adjustments. Excluding the purchase accounting adjustments, the core net interest margin (non-GAAP) increased 31 basis points to 3.04% in sequential quarter comparison primarily due to increased average loans and investment securities.

Investment securities totaled $2.105 billion, or 34.9% of total assets at June 30, 2022, compared to $1.986 billion, or 32.1% of total assets at March 31, 2022. The average balance of investment securities increased $229.8 million in sequential-quarter comparison. The average tax equivalent yield on investment securities (non-GAAP) increased 29 basis point to 2.27% from 1.98% in sequential-quarter comparison. The investment portfolio had a net unrealized loss of $149.1 million at June 30, 2022 as compared to a net unrealized loss of $92.2 million at March 31, 2022.

The FTE average yield on all earning assets (non-GAAP) increased in sequential-quarter comparison from 3.07% to 3.36%. Interest expense on average interest bearing liabilities decreased 3 basis points from 0.32% for the first quarter of 2022 to 0.29% for the second quarter of 2022. Cost of all deposits averaged 14 basis points for the second quarter of 2022 compared to 17 basis points for the first quarter of 2022.

Non-interest income decreased $2.5 million from $11.2 million to $8.7 million in the sequential-quarter comparison, attributable to $1.6 million in BOLI income from death proceeds that was recorded during the first quarter 2022.

Non-interest expense for the second quarter of 2022 was $31.0 million compared to $28.6 million for the first quarter of 2022, an increase of $2.4 million, largely attributed to the increase in acquisition charges and charter conversion expenses of $0.8 million.

Second Quarter 2022 vs. Second Quarter 2021 Earnings Comparison

Net income available to common shareholders for the second quarter of 2022 totaled $15.8 million compared to $15.6 million for the second quarter of 2021, an increase of $0.2 million or 1.0%.

Net interest income for the second quarter of 2022 was $42.1 million, an increase of $4.1 million or 10.6% when compared to the second quarter of 2021. Fully tax equivalent (“FTE”) net interest income (non-GAAP) totaled $43.0 million and $38.7 million for the second quarter of 2022 and 2021, respectively. Purchase accounting adjustments decreased $0.4 million for the second quarter comparisons. Second quarter of 2022 FTE net interest margin (non-GAAP) was 3.09% which included 5 basis points related to purchase accounting adjustments compared to 3.14% for the same quarter in 2021, which included 9 basis points related to purchase accounting adjustments. Excluding the purchase accounting adjustments, the core net interest margin (non-GAAP) decreased 1 basis point in prior year quarterly comparison.

Non-interest income decreased $0.2 million for the second quarter of 2022 as compared to the second quarter of 2021. This decrease was primarily attributable to a $1.1 million decrease in mortgage income.

Second quarter 2022 non-interest expense was $31.0 million, an increase of $3.5 million, or 12.8% as compared to the second quarter of 2021. Charges related to the acquisitions of the Cadence branches and Beach Bank as well as charter conversion expenses accounted for $1.2 million. Charges related to the ongoing operations of the Cadence branches totaled $1.0 million for the second quarter of 2022.

Investment securities totaled $2.105 billion, or 34.9% of total assets at June 30, 2022, compared to $1.303 billion, or 23.6% of total assets at June 30, 2021. For the second quarter of 2022 compared to the second quarter of 2021, the average balance of investment securities increased $906.8 million. The average tax equivalent yield on investment securities (non-GAAP) increased 12 basis points to 2.27% from 2.15% in the prior year quarterly comparison. The investment portfolio had a net unrealized loss of $149.1 million at June 30, 2022 as compared to a net unrealized gain of $25.6 million at June 30, 2021.

The FTE average yield on all earning assets (non-GAAP) decreased 20 basis points in prior year quarterly comparison, from 3.56% for the second quarter of 2021 to 3.36% for the second quarter of 2022. Interest expense on average interest bearing liabilities decreased 17 basis points from 0.46% for the second quarter of 2021 to 0.29% for the second quarter of 2022. Cost of all deposits averaged 14 basis points for the second quarter of 2022 compared to 28 basis points for the second quarter of 2021.

Year-to-Date Earnings Comparison

In the year-over-year comparison, net income available to common shareholders increased $0.3 million, or 1.05%, from $32.2 million for the six months ended June 30, 2021 to $32.6 million for the same period ended June 30, 2022.

Net interest income after provision for credit losses was $80.1 million for the six months ended June 30, 2022, an increase of $2.9 million as compared to the same period ended June 30, 2021, primarily due to interest income earned on a higher volume of loans and securities.

Non-interest income was $19.8 million for the six months ended June 30, 2022, an increase of $1.5 million as compared to the same period ended June 30, 2021. Service charges on deposit accounts and interchange fee income accounted for $1.1 million of the increase.

Non-interest expense was $59.5 million for the six months ended June 30, 2022, an increase of $4.8 million as compared to the same period ended June 30, 2021. An increase of $1.6 million in acquisition charter conversion charges and $1.7 million related to the ongoing charges related to the Cadence branches.

Declaration of Cash Dividend

The Company announced that its Board of Directors declared a cash dividend of $0.19 per share, a 6% increase over previous quarter, to be paid on its common stock on August 25, 2022 to shareholders of record as of the close of business on August 8, 2022.

Conference Call

The Company will host a conference call for analysts and investors to discuss the Company’s financial results and the announced acquisition of Heritage Southeast Bancorporation, Inc. at 1:00 p.m. Central Time on Thursday, July 28, 2022.  Investors and analysts may participate by clicking on the Participant Conference Link: https://register.vevent.com/register/BI3b2b627ac8b444d4aa67f6094dbeb0c4.

 An audio archive of the conference call along with the transcript will be available within 24-48 hours after the call and placed in the Investor Relations section of our website.

About The First Bancshares, Inc.

The First Bancshares, Inc., headquartered in Hattiesburg, Mississippi, is the parent company of The First Bank (“The First”). Founded in 1996, The First has operations in Mississippi, Louisiana, Alabama, Florida and Georgia. The Company’s stock is traded on the NASDAQ Global Market under the symbol FBMS. Information is available on the Company’s website: www.thefirstbank.com.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices in the banking industry. However, certain non-GAAP measures are used by management to supplement the evaluation of our performance. This press release includes pre-tax, pre-provision operating earnings, FTE net interest income, FTE net interest margin, core net interest margin, average tax equivalent yield on investment securities, FTE average yield on all earning assets, total tangible common equity, tangible book value per common share and certain ratios derived from these non-GAAP financial measures. The Company believes that the non-GAAP financial measures included in this press release allow management and investors to understand and compare results in a more consistent manner for the periods presented in this press release. Non-GAAP financial measures should be considered supplemental and not a substitute for the Company’s results reported in accordance with GAAP for the periods presented, and other bank holding companies may define or calculate these measures differently. These non-GAAP financial measures should not be considered in isolation and do not purport to be an alternative to net income, earnings per share, net interest income, book value or other GAAP financial measures as a measure of operating performance. A reconciliation of these non-GAAP financial measures to the most comparable GAAP measure is provided in this press release following the Condensed Consolidated Financial Information (unaudited).

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger with Heritage Southeast Bancorporation, Inc., containing a joint proxy statement of Heritage Southeast Bancorporation, Inc., and the Company, as well as a prospectus of the Company. The Company will also file other documents with the SEC with respect to the proposed merger, pursuant to SEC reporting requirements. A definitive proxy statement/prospectus will be mailed to shareholders of Heritage Southeast Bancorporation, Inc. Investors and security holders of the Company and Heritage Southeast Bancorporation, Inc., are urged to read the entire joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Company, Heritage Southeast Bancorporation, Inc., and the proposed merger transactions. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website or by contacting the Company.

The Company and Heritage Southeast Bancorporation, Inc., and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2022 annual meeting of shareholders, filed with the SEC on April 6, 2022, and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This news release and certain of our other filings with the Securities and Exchange Commission contain statements that constitute “forward looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

All statements other than statements of historical fact are forward-looking statements. Such statements can generally be identified by such words as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential,” “positioned” and other similar words and expressions of the future or otherwise regarding the outlook for the Company’s future business and financial performance and/or the performance of the banking industry and economy in general. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risk and uncertainties which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. Factors that might cause such differences include, but are not limited to: (1) competitive pressures among financial institutions increasing significantly; (2) changes in economic or political conditions, either nationally or locally, particularly in areas in which the Company conducts operations; (3) interest rate risk; (4) changes in applicable laws, rules, or regulations; (5) risks related to the Company’s recently completed and pending acquisitions, including that the anticipated benefits from the recently completed acquisitions are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions or other unexpected factors or events; (6) changes in management’s plans for the future; (7) credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values, or competition; (8) changes in accounting principles, policies, or guidelines; (9) adverse results from current or future litigation, regulatory examinations or other legal and/or regulatory actions, including as a result of the Company’s participation in and execution of government programs related to the COVID-19 pandemic and related variants; (10) the continued impact of the COVID-19 pandemic and related variants on the Company’s assets, business, cash flows, financial condition, liquidity, prospects and results of operations; (11) higher inflation and its impacts; (12) the effects of war or other conflicts including the impacts relating to or resulting from Russia’s military action in Ukraine; and (13) other general competitive, economic, political, and market factors, including those affecting our business, operations, pricing, products, or services.

Statements about the potential effects of the COVID-19 pandemic and related variants on the Company’s assets, business, liquidity, financial condition, prospects, and results of operations may constitute forward-looking statements and are subject to the risks that the actual effects may differ, possibly materially, from what is reflected in these forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond our control, including the depth, dispersion and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, and the direct and indirect impact of the pandemic on customers, employees, third parties and the Company.

Risks relating to the proposed Beach Bancorp, Inc. merger (the “Beach Merger”) and the Heritage Southeast Bancorporation, Inc. merger (the “Heritage Merger”, and together with the Beach Merger, the “Mergers”) include, without limitation, (1) the risk that the cost savings and any revenue synergies from the Mergers may not be realized or take longer than anticipated to be realized, (2) disruption from the Mergers with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of one or both of the definitive agreement in respect of the Mergers, (4) the risk of successful integration of Beach Bancorp, Inc. and Heritage Southeast Bancorporation, Inc. into the Company, (5) the failure to obtain the necessary approval by the shareholders of the Company and Heritage Southeast Bancorporation, Inc. in respect to the Heritage Merger, (6) the amount of the costs, fees, expenses and charges related to the Mergers, (7) the ability by the Company to obtain required governmental approvals in respect of the Heritage Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Mergers, (9) the failure of the closing conditions in the definitive agreements in respect of the Mergers to be satisfied, or any unexpected delay in closing of the Mergers, (10) the risk that the integration of the operations of each of Beach Bancorp, Inc. and Heritage Southeast Bancorporation, Inc. into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Mergers, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed.

These and other factors that could cause results to differ materially from those described in the forward-looking statements, as well as a discussion of the risks and uncertainties that may affect our business, can be found in our Annual Report on Form 10-K and in other filings we make with the Securities and Exchange Commission (“SEC”), which are available on the SEC’s website, http://www.sec.gov. Undue reliance should not be placed on forward-looking statements. The Company disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

FIRST BANCSHARES, INC and SUBSIDIARIES

Condensed Consolidated Financial Information (unaudited)

(Dollars in thousands except per share data)

EARNINGS DATA	Quarter Ended 6/30/22	Quarter Ended 3/31/22	Quarter Ended 12/31/21	Quarter Ended 9/30/21	Quarter Ended 6/30/21
Total Interest Income	$45,847	$42,741	$43,885	$44,435	$43,238
Total Interest Expense	3,746	4,102	4,128	4,407	5,188
Net Interest Income	42,101	38,639	39,757	40,028	38,050
Net Interest Income excluding PPP Fee Income	41,563	37,643	37,151	37,294	35,750
FTE net interest income*	43,042	39,459	40,425	40,673	38,696
Provision for credit losses	600	-	(1,104)	-	-
Non-interest income	8,664	11,157	9,593	9,586	8,822
Non-interest expense	30,955	28,590	30,789	29,053	27,452
Earnings before income taxes	19,210	21,206	19,665	20,561	19,420
Income tax expense	3,457	4,377	3,874	4,429	3,820
Net income available to common shareholders	$15,753	$16,829	$15,791	$16,132	$15,600

PER COMMON SHARE DATA
Basic earnings per share	$0.77	$0.81	$0.75	$0.77	$0.74
Diluted earnings per share	0.76	0.81	0.75	0.76	0.74
Diluted earnings per share, operating*	0.80	0.72	0.76	0.76	0.74
Quarterly dividends per share	.18	.17	.16	.15	.14
Book value per common share at end of period	27.30	28.82	32.17	31.81	31.40
Tangible book value per common share at period end*	18.32	19.79	23.31	23.03	22.57
Market price at end of period	28.60	33.66	38.62	38.78	37.43
Shares outstanding at period end	20,529,124	20,484,830	21,019,037	21,019,897	21,020,723
Weighted average shares outstanding:
Basic	20,507,451	20,697,946	21,020,768	21,020,128	21,018,772
Diluted	20,615,928	20,846,997	21,175,323	21,211,716	21,207,660

AVERAGE BALANCE SHEET DATA
Total assets	$6,112,241	$6,202,669	$5,664,336	$5,504,107	$5,458,531
Loans and leases	3,013,228	2,945,877	2,956,657	2,983,771	3,042,785
Total deposits	5,347,415	5,361,480	4,814,945	4,665,914	4,629,176
Total common equity	593,410	666,561	672,121	664,594	647,850
Total tangible common equity*	408,855	480,922	500,639	479,540	461,743

SELECTED RATIOS
Annualized return on avg assets (ROA)	1.03%	1.09%	1.12%	1.17%	1.14%
Annualized return on avg assets, operating*	1.08%	0.97%	1.13%	1.17%	1.14%
Annualized pre-tax, pre-provision, operating*	1.36%	1.24%	1.33%	1.49%	1.42%
Annualized return on avg common equity, operating*	11.12%	8.99%	9.53%	9.70%	9.63%
Annualized return on avg tangible common equity, oper*	16.14%	12.46%	12.80%	13.44%	13.51%
Average loans to average deposits	56.35%	54.95%	61.41%	63.95%	65.73%
FTE Net Interest Margin*	3.09%	2.78%	3.14%	3.25%	3.14%
Efficiency Ratio	59.87%	56.48%	61.56%	57.81%	57.77%
Efficiency Ratio, operating*	57.66%	58.37%	59.91%	56.62%	57.77%
*See reconciliation of Non-GAAP financial measures
CREDIT QUALITY
Allowance for credit losses (ACL) as a % of total loans	1.04%	1.06%	1.04%	1.09%	1.07%
Nonperforming assets to tangible equity + ACL	6.41%	6.31%	5.88%	5.43%	7.30%
Nonperforming assets to total loans + OREO	0.84%	0.93%	1.03%	0.95%	1.22%
Annualized QTD net charge-offs (recoveries) to total loans	(0.04%)	(0.12%)	0.03%	0.005%	0.03%

FIRST BANCSHARES, INC and SUBSIDIARIES

Condensed Consolidated Financial Information (unaudited)

(in thousands)

BALANCE SHEET	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Assets
Cash and cash equivalents	$356,771	$802,613	$919,713	$657,296	$762,486
Securities available for sale	1,489,247	1,591,677	1,751,832	1,463,255	1,280,761
Securities held to maturity	593,154	372,062	-	-	-
Other investments	22,588	22,226	22,226	22,225	22,225
Total investment securities	2,104,989	1,985,965	1,774,058	1,485,480	1,302,986
Loans held for sale	6,703	8,213	7,678	8,540	6,000
Total loans	3,124,924	2,970,246	2,959,553	2,960,919	3,036,732
Allowance for credit losses	(32,400)	(31,620)	(30,742)	(32,418)	(32,457)
Loans, net	3,092,524	2,938,626	2,928,811	2,928,501	3,004,275
Premises and equipment	132,724	131,813	132,448	123,594	120,667
Other Real Estate Owned	1,985	2,835	2,565	2,580	3,529
Goodwill and other intangibles	184,323	185,104	186,171	184,545	185,597
Other assets	157,406	140,926	125,970	121,348	124,193
Total assets	$6,037,425	$6,196,095	$6,077,414	$5,511,884	$5,509,733

Liabilities and Shareholders’ Equity
Non-interest bearing deposits^	$822,841	$810,723	$756,118	$596,126	$632,485
Interest-bearing deposits	4,483,356	4,627,014	4,470,666	4,076,415	3,991,898
Total deposits	5,306,197	5,437,737	5,226,784	4,672,541	4,673,912
Borrowings	-	-	-	-	-
Subordinated debentures	144,876	144,801	144,726	144,650	144,611
Other liabilities	25,900	23,117	29,732	26,010	31,158
Total liabilities	5,476,973	5,605,655	5,401,242	4,843,201	4,849,681
Total shareholders’ equity	560,452	590,440	676,172	668,683	660,052
Total liabilities and shareholders’ equity	$6,037,425	$6,196,095	$6,077,414	$5,511,884	$5,509,733

^Reclassified $835,447 to interest-bearing deposits for Jun 30, 2022

FIRST BANCSHARES, INC and SUBSIDIARIES

Condensed Consolidated Financial Information (unaudited)

(in thousands except per share data)

	Three Months Ended
EARNINGS STATEMENT	6/30/22	3/31/22	12/31/21	9/30/21	6/30/21
Interest Income:
Loans, including fees	$34,058	$33,354	$36,035	$36,374	$36,283
Investment securities	11,152	8,574	7,032	6,938	5,925
Accretion of purchase accounting adjustments	605	800	800	1,106	992
Other interest income	32	13	18	17	38
Total interest income	45,847	42,741	43,885	44,435	43,238
Interest Expense:
Deposits	1,923	2,302	2,371	2,649	3,375
Borrowings	-	-	-	-	52
Subordinated debentures	1,841	1,819	1,818	1,819	1,821
Accretion of purchase accounting adjustments	(18)	(19)	(61)	(61)	(60)
Total interest expense	3,746	4,102	4,128	4,407	5,188
Net interest income	42,101	38,639	39,757	40,028	38,050
Provision for credit losses	600	-	(1,104)	-	-
Net interest income after provision for credit losses	41,501	38,639	40,861	40,028	38,050

Non-interest Income:
Service charges on deposit accounts	2,038	2,040	1,901	1,846	1,756
Mortgage Income	1,227	1,230	1,556	1,732	2,372
Interchange Fee Income	3,102	3,197	3,029	2,744	3,145
Gain (Loss) on securities, net	(80)	(3)	36	11	77
Financial Assistance Award/Bank Enterprise Award/RRP Grant	171	702	-	1,826	-
Bargain Purchase Gain and (Loss) on Sale of Land	165	-	1,300	(397)	-
BOLI income from death proceeds	-	1,630	-	-	-
Other charges and fees	2,041	2,361	1,771	1,824	1,472
Total non-interest income	8,664	11,157	9,593	9,586	8,822

Non-interest expense:
Salaries and employee benefits	17,237	16,799	17,519	16,246	16,036
Occupancy expense	3,828	3,876	3,948	3,922	3,813
FDIC/OCC premiums	546	566	550	532	499
Marketing	122	86	113	78	39
Amortization of core deposit intangibles	1,064	1,064	982	1,052	1,052
Other professional services	768	563	1,282	934	1,049
Acquisition and charter conversion charges	1,172	408	1,602	5	-
Other non-interest expense	6,218	5,228	4,793	6,284	4,964
Total Non-interest expense	30,955	28,590	30,789	29,053	27,452
Earnings before income taxes	19,210	21,206	19,665	20,561	19,420
Income tax expense	3,457	4,377	3,874	4,429	3,820
Net income available to common shareholders	$15,753	$16,829	$15,791	$16,132	$15,600

Diluted earnings per common share	$0.76	$0.81	$0.75	$0.76	$0.74
Diluted earnings per common share, operating*	$0.80	$0.72	$0.76	$0.76	$0.74

 *See reconciliation of Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES

Condensed Consolidated Financial Information (unaudited)

(in thousands except per share data)

	Year to Date
EARNINGS STATEMENT	2022	2021
Interest Income:
Loans, including fees	$67,412	$74,870
Investment securities	19,726	11,451
Accretion of purchase accounting adjustments	1,405	2,018
Other interest income	45	86
Total interest income	88,588	88,425
Interest Expense:
Deposits	4,225	7,285
Borrowings	-	340
Subordinated debentures	3,660	3,642
Amortization of purchase accounting adjustments	(37)	(121)
Total interest expense	7,848	11,146
Net interest income	80,740	77,279
Provision for credit losses	600	-
Net interest income after provision for credit losses	80,140	77,279

Non-interest Income:
Service charges on deposit accounts	4,078	3,516
Mortgage Income	2,457	5,534
Interchange Fee Income	6,299	5,789
Gain (loss) on securities, net	(83)	97
Financial Assistance Award/Bank Enterprise Award/RRP Grant	873	-
Bargain Purchase Gain and Loss on Sale of Fixed Assets	165	-
BOLI income from death proceeds	1,630	-
Other charges and fees	4,402	3,359
Total non-interest income	19,821	18,295

Non-interest expense:
Salaries and employee benefits	34,036	32,091
Occupancy expense	7,704	7,692
FDIC/OCC premiums	1,112	993
Marketing	208	199
Amortization of core deposit intangibles	2,128	2,104
Other professional services	1,331	1,983
Acquisition & charter conversion charges	1,580	-
Other non-interest expense	11,446	9,655
Total Non-interest expense	59,545	54,717
Earnings before income taxes	40,416	40,857
Income tax expense	7,834	8,613
Net income available to common shareholders	$32,582	$32,244

Diluted earnings per common share	$1.57	$1.52
Diluted earnings per common share, operating*	$1.52	$1.52

 *See reconciliation of Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES

Condensed Consolidated Financial Information (unaudited)

(Dollars in thousands)

COMPOSITION OF LOANS	June 30, 2022	Percent of Total	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Percent of Total
Commercial, financial and agricultural	$379,363	12.1%	$364,702	$375,379	$426,342	$485,134	15.9%
Real estate – construction	429,946	13.7%	387,290	364,075	361,732	341,864	11.2%
Real estate – commercial	1,319,821	42.1%	1,249,203	1,242,529	1,206,267	1,215,103	39.9%
Real estate – residential	932,268	29.8%	911,568	916,179	910,618	935,827	30.8%
Lease Financing Receivable	2,283	0.1%	2,409	2,556	2,889	3,291	0.1%
Obligations of States & subdivisions	20,784	0.7%	15,842	16,765	15,790	16,489	0.6%
Consumer	40,459	1.3%	39,233	42,070	37,281	39,024	1.3%
Loans held for sale	6,703	0.2%	8,213	7,678	8,540	6,000	0.2%
Total loans	$3,131,627	100%	$2,978,460	$2,967,231	$2,969,459	$3,042,732	100%

COMPOSITION OF DEPOSITS	June 30, 2022	Percent of Total	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Percent of Total
Non-interest bearing^	$822,841	15.5%	$810,723	$756,118	$596,126	$682,014	14.6%
NOW and other^	746,796	14.1%	851,276	739,153	670,888	704,034	15.1%
Money Market/Savings^	3,205,876	60.4%	3,209,016	3,146,904	2,896,140	2,758,957	59.0%
Time Deposits of less than $250,000	400,354	7.5%	424,183	445,879	390,289	404,437	8.6%
Time Deposits of $250,000 or more	130,330	2.5%	142,539	138,730	119,098	124,470	2.7%
Total Deposits	$5,306,197	100%	$5,437,737	$5,226,784	$4,672,541	$4,673,912	100%

Deposits Without Reclassification^	June 30, 2022	Percent of Total	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Percent of Total
Non-interest bearing	$1,658,288	31.3%	$1,648,451	$1,550,381	$1,424,208	$1,393,724	29.8%
NOW and other	1,790,980	33.7%	1,885,145	1,771,510	1,524,935	1,541,915	33.0%
Money Market/Savings	1,326,245	25.0%	1,337,419	1,320,284	1,214,011	1,209,366	25.9%
Time Deposits of less than $250,000	400,354	7.5%	424,183	445,879	390,289	404,437	8.6%
Time Deposits of $250,000 or more	130,330	2.5%	142,539	138,730	119,098	124,470	2.7%
Total Deposits	$5,306,197	100%	$5,437,737	$5,226,784	$4,672,541	$4,673,912	100%

ASSET QUALITY DATA	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Nonaccrual loans	$23,678	$24,736	$28,013	$25,012	$27,625
Loans past due 90 days and over	527	-	45	456	5,834
Total nonperforming loans	24,205	24,736	28,058	25,468	33,459
Other real estate owned	1,985	2,834	2,565	2,580	3,529
Total nonperforming assets	$26,190	$27,570	$30,623	$28,048	$36,988

Nonperforming assets to total assets	0.43%	0.44%	0.50%	0.51%	0.67%
Nonperforming assets to total loans + OREO	0.84%	0.93%	1.03%	0.95%	1.22%
ACL to nonperforming loans	133.86%	127.83%	109.57%	127.29%	97.01%
ACL to total loans	1.04%	1.06%	1.04%	1.09%	1.07%

Qtr-to-date net charge-offs (recoveries)	$(329)	$(879)	$220	$39	$207
Annualized QTD net chg-offs (recs) to loans	(0.04%)	(0.12%)	0.03%	0.005%	0.03%

^Reclassified $835,447 to interest-bearing deposits for June 30, 2022

FIRST BANCSHARES, INC and SUBSIDIARIES

Condensed Consolidated Financial Information (unaudited)

(in thousands)

Yield	Three Months Ended			Three Months Ended			Three Months Ended			Three Months Ended			Three Months Ended
Analysis	June 30, 2022			March 31, 2022			December 31, 2021			September 30, 2021			June 30, 2021
		Tax			Tax			Tax			Tax			Tax
	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/
	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate

Taxable securities	$1,634,679	$8,372	2.05%	$1,413,523	$6,152	1.74%	$1,166,432	$5,059	1.73%	$986,325	$5,033	2.04%	$853,180	$4,017	1.88%
Tax-exempt
securities	492,405	3,721	3.02%	483,780	3,242	2.68%	397,906	2,641	2.65%	377,610	2,550	2.70%	367,074	2,554	2.78%
Total investment
securities	2,127,084	12,093	2.27%	1,897,303	9,394	1.98%	1,564,338	7,700	1.97%	1,363,935	7,583	2.22%	1,220,254	6,571	2.15%
in other banks	432,851	32	0.03%	825,877	13	0.01%	634,541	18	0.01%	657,387	17	0.01%	661,069	38	0.02%
Loans	3,013,228	34,663	4.60%	2,945,877	34,154	4.64%	2,956,657	36,835	4.98%	2,983,771	37,480	5.02%	3,042,785	37,275	4.90%
Total Interest
earning assets	5,573,163	46,788	3.36%	5,669,057	43,561	3.07%	5,155,536	44,553	3.46%	5,005,093	45,080	3.60%	4,924,108	43,884	3.56%
Other assets	539,078			533,612			508,800			506,134			534,423
Total assets	$6,112,241			$6,202,669			$5,664,336			$5,511,227			$5,458,531

Interest-bearing
liabilities:
Deposits	$4,953,229	$1,905	0.15%	$5,021,657	$2,283	0.18%	$4,537,958	$2,310	0.20%	$4,422,690	$2,588	0.23%	$4,374,372	$3,315	0.30%
Borrowed Funds	-	-	0.00%	-	-	0.00%	-	-	0.00%	206	-	0.00%	3,355	52	6.20%
Subordinated
debentures	144,834	1,841	5.08%	144,759	1,819	5.03%	144,684	1,818	5.03%	144,630	1,819	5.03%	144,591	1,821	5.04%
Total interest
bearing liabilities	5,098,063	3,746	0.29%	5,166,416	4,102	0.32%	4,682,642	4,128	0.35%	4,567,526	4,407	0.39%	4,522,318	5,188	0.46%
Other liabilities	420,768			369,692			309,573			279,107			288,363
Shareholders' equity	593,410			666,561			672,121			664,594			647,850
Total liabilities and
shareholders'
equity	$6,112,241			$6,202,669			$5,664,336			$5,511,227			$5,458,531

Net interest
income (FTE)*		$43,042	3.06%		$39,459	2.75%		$40,425	3.10%		$40,673	3.22%		$38,696	3.11%

Net interest margin (FTE)*			3.09%			2.78%			3.14%			3.25%			3.14%

Core net interest
margin*			3.04%			2.73%			3.07%			3.15%			3.05%

*See reconciliation for Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures (unaudited)

(in thousands except per share data)

	Three Months Ended
Per Common Share Data	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Book value per common share	$27.30	$28.82	$32.17	$31.81	$31.40
Effect of intangible assets per share	8.98	9.03	8.86	8.78	8.83
Tangible book value per common share	$18.32	$19.79	$23.31	$23.03	$22.57

Diluted earnings per share	$0.76	$0.81	$0.75	$0.76	$0.74
Effect of acquisition and charter conversion charges	0.05	0.02	0.07	-	-
Tax on acquisition and charter conversion charges	(0.01)	-	(0.02)	-	-
Effect of bargain purchase gain and loss on sale of fixed assets	-	-	(0.06)	0.02	-
Tax on bargain purchase gain and loss on sale of fixed assets	-	-	0.02	-	-
Effect of Treasury awards	-	(0.03)	-	(0.09)	-
Tax on Treasury awards	-	-	-	0.02	-
BOLI income from death proceeds	-	(0.08)	-	-	-
Effect on Contributions related to Treasury awards	-	-	-	0.07	-
Tax on Contributions related to Treasury awards	-	-	-	(0.02)	-
Diluted earnings per share, operating	$0.80	$0.72	$0.76	$0.76	$0.74

	Year to Date
	2022	2021
Diluted earnings per share	$1.57	$1.52
Effect of acquisition and charter conversion charges	0.08	-
Tax on acquisition and charter conversion charges	(0.02)	-
Effect of bargain purchase gain and loss on sale of fixed assets	(0.01)	-
Tax on bargain purchase gain and loss on sale of fixed assets	-	-
Effect of Treasury awards	(0.04)	-
Tax on Treasury awards	0.01	-
BOLI income from death proceeds	(0.08)
Effect on Contributions related to Treasury awards	0.01	-
Tax on Contributions related to Treasury awards	-	-
Diluted earnings per share, operating	$1.52	$1.52

	Year to Date
	2022	2021
Net income available to common shareholders	$32,581	$32,244
Acquisition and charter conversion charges	1,580	-
Tax on acquisition and charter conversion charges	(400)	-
Bargain purchase gain and loss on sale of fixed assets	(165)	-
Tax on bargain purchase gain and loss on sale of fixed assets	42	-
Treasury awards	(872)	-
Tax on Treasury awards	221	-
BOLI income from death proceeds	(1,630)
Contributions related to Treasury awards	165	-
Tax on Contributions related to Treasury awards	(42)	-
Net earnings available to common shareholders, operating	$31,480	$32,244

		Three Months Ended
Average Balance Sheet Data		June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Total average assets	A	$6,112,241	$6,202,669	$5,664,336	$5,504,107	$5,458,531
Total average earning assets	B	5,573,163	$5,669,057	$5,155,536	$5,005,093	$4,924,108

Common Equity	C	$593,410	$666,561	$672,121	$664,594	$647,850
Less intangible assets		184,555	185,639	171,482	185,054	186,107
Total Tangible common equity	D	$408,855	$480,922	$500,639	$479,540	$461,743

		Three Months Ended
Net Interest Income Fully Tax Equivalent		June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Net interest income	E	$42,101	$38,639	$39,757	$40,028	$38,050
Tax-exempt investment income		(2,780)	(2,422)	(1,973)	(1,905)	(1,908)
Taxable investment income		3,721	3,242	2,641	2,550	2,554
Net Interest Income Fully Tax Equivalent	F	$43,042	$39,459	$40,425	$40,673	$38,696

Annualized Net Interest Margin	E/B	3.02%	2.73%	3.08%	3.20%	3.09%
Annualized Net Interest Margin, Fully Tax Equivalent	F/B	3.09%	2.78%	3.14%	3.25%	3.14%

Total Interest Income, Fully Tax Equivalent
Total Interest Income		$45,847	$42,741	$43,885	$44,435	$43,238
Tax-exempt investment income		(2,780)	(2,422)	(1,973)	(1,905)	(1,908)
Taxable investment income		3,721	3,242	2,641	2,550	2,554
Total Interest Income, Fully Tax Equivalent	G	$46,788	$43,561	$44,553	$45,080	$43,884

Yield on Average Earning Assets, Fully Tax Equivalent	G/B	3.36%	3.07%	3.46%	3.60%	3.56%

Interest Income Investment Securities, Fully Tax Equivalent
Interest Income Investment Securities		$11,152	$8,574	$7,032	$6,938	$5,925
Tax-exempt investment income		(2,780)	(2,422)	(1,973)	(1,905)	(1,908)
Taxable investment Income		3,721	3,242	2,641	2,550	2,554
Interest Income Investment Securities, Fully Tax Equivalent	H	$12,093	$9,394	$7,700	$7,583	$6,571

Average Investment Securities	I	$2,127,084	$1,897,303	$1,564,338	$1,364,431	$1,220,254

Yield on Investment Securities, Fully Tax Equivalent	H/I	2.27%	1.98%	1.97%	2.22%	2.15%

		Three Months Ended
Core Net Interest Margin		June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Net interest income (FTE)		$43,042	$39,459	$40,425	$40,673	$38,696
Less purchase accounting adjustments		605	800	861	1,167	1,052
Net interest income, net of purchase accounting adj	J	$42,437	$38,659	$39,564	$39,506	$37,644

Total average earning assets		$5,573,163	$5,669,057	$5,155,536	$5,005,093	$4,924,108
Add average balance of loan valuation discount		3,085	3,836	4,353	5,252	6,373
Avg earning assets, excluding loan valuation discount	K	$5,576,248	$5,672,893	$5,159,889	$5,010,345	$4,930,481

Core net interest margin	J/K	3.04%	2.73%	3.07%	3.15%	3.05%

		Three Months Ended
Efficiency Ratio		June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Operating Expense
Total non-interest expense		$30,955	$28,590	$30,789	$29,053	$27,452
Pre-tax non-operating expenses		(1,337)	(408)	(1,602)	(1,405)	-
Adjusted Operating Expense	L	$29,618	$28,182	$29,187	$27,648	$27,452

Operating Revenue
Net interest income, FTE		$43,042	$39,459	$40,425	$40,673	$38,696
Total non-interest income		8,664	11,157	9,593	9,586	8,822
Pre-tax non-operating items		(336)	(2,331)	(1,300)	(1,429)	-
Adjusted Operating Revenue	M	$51,370	$48,285	$48,718	$48,830	$47,518

Efficiency Ratio, operating	L/M	57.66%	58.37%	59.91%	56.62%	57.77%

		Three Months Ended
Return Ratios		June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Net income available to common shareholders	N	$15,753	$16,829	$15,791	$16,132	$15,600
Acquisition and charter conversion charges		1,172	408	1,602	5	-
Tax on acquisition and charter conversion charges		(296)	(103)	(405)	(1)	-
Bargain purchase gain and loss on sale of fixed assets		(165)	-	(1,300)	397	-
Tax on bargain purchase gain and loss on sale of fixed assets		41	-	329	(100)	-
Treasury awards		(171)	(702)	-	(1,826)	-
Tax on Treasury awards		43	178	-	462	-
Charitable contributions related to Treasury awards		165	-	-	1,400	-
Tax on charitable contributions related to Treasury awards		(42)	-	-	(354)	-
BOLI income from death proceeds		-	(1,630)	-	-	-
Net earnings available to common shareholders, operating	O	$16,500	$14,980	$16,017	$16,115	$15,600

Pre-Tax Pre-Provision Operating Earnings
Earnings before income taxes	P	$19,210	$21,206	$19,665	$20,561	$19,420
Acquisition and charter conversion charges		1,172	408	1,602	5	-
Provision for loan losses		600	-	(1,104)	-	-
Bargain purchase gain and loss on sale of fixed assets		(165)	-	(1,300)	397	-
Treasury Awards		(171)	(702)	-	(1,826)	-
Charitable contributions related to Treasury awards		165	-	-	1,400	-
BOLI income from death proceeds		-	(1,630)	-	-	-
Pre-Tax, Pre-Provision Operating Earnings	Q	$20,811	$19,282	$18,863	$20,537	$19,420

Annualized return on avg assets	N/A	1.03%	1.09%	1.12%	1.17%	1.14%
Annualized return on avg assets, oper	O/A	1.08%	0.97%	1.13%	1.17%	1.14%
Annualized pre-tax, pre-provision, oper	Q/A	1.36%	1.24%	1.33%	1.49%	1.42%
Annualized return on avg common equity, oper	O/C	11.12%	8.99%	9.53%	9.70%	9.63%
Annualized return on avg tangible common equity, operating	O/D	16.14%	12.46%	12.80%	13.44%	13.51%

Mortgage Department
Net Interest Income after provision for credit losses		$88	$85	$97	$92	$113
Loan fee income		1,227	1,230	1,556	1,732	2,372
Salaries and employee benefits		(1,138)	(1,181)	(1,171)	(995)	(1,165)
Other non-interest expense		(140)	(149)	(125)	(131)	(131)
Earnings (Loss) before income taxes		$37	$(15)	$357	$698	$1,189

CONTACT:	For additional information, contact:

M. Ray “Hoppy” Cole

Chief Executive Officer

Dee Dee Lowery

Chief Financial Officer

(601) 268-8998